Exhibit 99.1

Claude Resources Inc. Records Net Profit of $0.7 Million in Second Quarter of 2012

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, Aug. 13, 2012 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported its 2012 second quarter operating and financial results.

Second Quarter Highlights Include:

•         Production of 12,166 ounces of gold.

•         Net profit of $0.7 million, or $0.00 per share, for the three months ended June 30, 2012.

•         Cash flow from operations before net changes in non-cash operating working capital (1) of $5.3 million, or $0.03 per share, for the three months ended June 30, 2012.

•         Gold sales during the three months ended June 30, 2012 of 12,306 ounces at an average price of $1,633 (U.S. $1,616) for revenue of $20.1 million.

•         Total cash cost per ounce of gold (2) for the second quarter of 2012 was CDN $1,082 (U.S. $1,071).

•         L62 Zone has been accessed and development is active on three levels. Development tonnage is scheduled during the third quarter with production tonnage scheduled for the fourth quarter.

•         Exploration continued at Santoy Gap with as many as three drilling rigs performing infill and extension drilling.

•         The Company increased its land position at its Amisk Gold Project by staking 14 new mineral claims covering an additional 16,000 hectares on the western side of its existing land package.

•         At Madsen, two underground drilling rigs and one surface drilling rig, targeting the completion of about 30 holes, continued to focus on testing of the 8 Zone Trend as well as the McVeigh and Austin Tuff depth continuity.

Neil McMillan, President and Chief Executive Officer stated, "During the second quarter the Seabee Mine had a small shortfall in production. Production and cost control will be the continued focus for the remainder of 2012. We are determined to improve on operating efficiencies and have recently engaged consultants to identify and provide processes and procedures to execute on this goal. We continued to stay on budget and on schedule on all of our capital projects. Following the exploration success we had in 2011, the Santoy Gap continues to demonstrate how impressive and important it is to the future of the Seabee Operation. From discovery to production, the L62 Zone has been developed quickly and is expected to begin delivering production ore to the mill beginning in the fourth quarter."

"At Madsen, drilling has been slow but has proven that mineralization continues at depth. We look forward to receiving further results over the next quarter and will provide a project update to the market."

Financials

A copy of Claude's Management's Discussion and Analysis as well as Claude's 2012 second quarter financial statements and notes can be viewed at www.clauderesources.com.

Table 1: Highlights of Financial Results of Operations (in thousands of Canadian dollars, except per share amounts or as otherwise noted)
	Three months ended		Six months ended

	June 30	June 30	June 30	June 30
	2012	2011	2012	2011

Revenue	$20,091	$18,239	$36,143	$31,561
Divided by ounces sold	12,306	12,418	21,853	21,879
Average realized price per ounce (CDN$)	$1,633	$1,469	$1,654	$1,443

Production costs	$13,319	$8,909	$25,115	$17,655
Divided by ounces sold	12,306	12,418	21,853	21,879
Total cash costs per ounce (CDN$)	$1,082	$717	$1,149	$807

Net cash margin per ounce sold (CDN$)	$551	$752	$505	$636

Production costs	$13,319	$8,909	$25,115	$17,655
Depreciation and depletion	$3,892	$2,657	$7,152	$4,568
Gross Profit	$2,880	$6,673	$3,876	$9,338
Net profit	$679	$5,185	$188	$7,013
Earnings per share (basic and diluted)	$0.00	$0.03	$0.00	$0.05

For the three months ended June 30, 2012, the Company recorded net profit of $0.7 million, or $0.00 per share.  This compares to a net profit of $5.2 million, or $0.03 per share, for the three months ended June 30, 2011.  Year to date, the Company recorded net profit of $0.2 million, or $0.00 per share (YTD 2011 - $7.0 million, or $0.05 per share).

Gold revenue from the Company's Seabee Gold Operation for the three months ended June 30, 2012 increased 10 percent to $20.1 million from $18.2 million reported for the three months ended June 30, 2011.  The increase in gold revenue period over period was attributable to an 11 percent improvement in Canadian dollar gold prices realized (Q2 2012 - $1,633 (U.S. $1,616); Q2 2011 - $1,469 (U.S. $1,518)) offset by slightly lower gold sales volume (Q2 2012 - 12,306 ounces; Q2 2011 - 12,418 ounces).

Gold revenue for the first six months of 2012 increased 14 percent to $36.1 million from the $31.6 million reported in the first half of 2011.  This increase was attributable to a 15 percent improvement in Canadian dollar gold prices realized: YTD 2012 - $1,654 (U.S. $1,645); YTD 2011 - $1,443 (U.S. $1,477) and consistent gold sales volume (YTD 2012 - 21,853 ounces; YTD 2011 - 21,879 ounces) period over period.

Total Canadian dollar cash cost per ounce of gold (2) for the second quarter of 2012 increased 51 percent to CDN $1,082 (U.S. $1,071) per ounce from CDN $717 (U.S. $741) during the second quarter of 2011, principally as a result of higher operating costs.  Year to date, total cash cost per ounce of CDN $1,149 (U.S. $1,143) per ounce were 42 percent higher than the cash cost per ounce of CDN $807 (U.S. $826) reported during the first half of 2011. The higher cash cost per ounce was attributable to higher operating costs, period over period.

Cash flow from operations before net changes in non-cash operating working capital (1) of $5.3 million, or $0.03 per share, for the three months ended June 30, 2012, down 36 percent from $8.3 million, or $0.05 per share, for the three months ended June 30, 2011.  Year to date, cash flow from operations before net changes in non-cash operating working capital was $7.8 million, or $0.05 per share (YTD 2011 - $12.0 million, or $0.08 per share).

Operations:

For the three months ended June 30, 2012, Claude milled 72,808 tonnes at a grade of 5.45 grams of gold per tonne (Q2 2011 - 65,502 tonnes at 6.26 grams of gold per tonne).  Year to date, the Company milled 139,364 tonnes at a grade of 5.11 grams of gold per tonne (YTD 2011 - 116,003 tonnes at a grade of 6.23 grams of gold per tonne).

During the second quarter of 2012, produced ounces were relatively unchanged period over period (Q2 2012 - 12,166; Q2 2011 - 12,624 ounces); these results fell short of Management's expectation for the quarter and were attributable to lower than anticipated grade.  Year to date, produced ounces were 21,740 (YTD 2011 - 22,163 ounces) with mill recoveries relatively unchanged period over period.

Table 2: Seabee Gold Operation Quarterly Production and Cost Statistics
	Three months ended		Six months ended

	June 30	June 30	June 30	June 30
	2012	2011	2012	2011

Tonnes Milled	72,808	65,502	139,364	116,003
Head Grade (grams per tonne)	5.45	6.26	5.11	6.23
Recovery (%)	95.3%	95.8%	94.9%	95.4%
Gold Produced (ounces)	12,166	12,624	21,740	22,163
Gold Sold (ounces)	12,306	12,418	21,853	21,879
Production Costs (CDN$ million)	$13.3	$8.9	$25.1	$17.7
Cash Operating Costs (CDN$/oz) (2)	$1,082	$717	$1,149	$807
Cash Operating Costs (US$/oz) (2)	$1,071	$741	$1,143	$826

For the three months ended June 30, 2012, mine production costs of $13.3 million (Q2 2011 - $8.9 million) were 49 percent higher period over period. Year to date, mine production costs were $25.1 million (YTD 2011 - $17.7 million), an increase of 42 percent.  These increases in mine production costs were primarily attributable to increased personnel and wage increases.

Exploration:

Claude continued to advance its exploration and development strategy during the second quarter of 2012.  Exploration at the Seabee Gold Operation focused on expanding and delineating the L62 and Santoy Gap deposits and drill testing the Neptune target.  At the Amisk Gold Project, exploration drilling continued to expand and confirm the National Instrument 43-101 open-pit resource estimate. At Madsen, the Company continued with its three-rig, surface and underground drill program.  The program is focused on evaluating the 8 Zone Trend, the Austin and McVeigh Tuff and the Main Madsen Trend below the 4,000 foot level.

Outlook

For the remainder of 2012, and looking forward, the Company will continue to:

i)	Pursue best practices in the areas of safety, health and the environment;
ii)	Increase production and improve unit operating costs at the Seabee Gold Operation by investing in capital projects and equipment to further develop satellite deposits;
iii)	Sustain or increase reserves and resources at the Seabee Gold Operation through further exploration and development;
iv)	Advance surface and underground exploration drill programs at the Company's 100 percent owned Madsen Exploration Project with continuation of Phase II of underground drilling from the 16th level drill platform; and
v)	Expand the scope of the Amisk Gold Project, including a preliminary economic assessment.

Operating Outlook for 2012

For 2012, forecast gold production at the Seabee Operation has been lowered to range from 48,000 to 50,000 ounces of gold from 50,000 to 52,000 ounces of gold.  Unit cash costs for 2012 are estimated to be about 10 percent higher than full year 2011's unit cash cost of $908 CDN per ounce.  Quarterly operating results are expected to fluctuate throughout 2012; as such, they will not necessarily be reflective of the full year average.

A copy of Claude's Management's Discussion and Analysis as well as Claude's 2012 second quarter financial statements and notes can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

Conference Call and Webcast

We invite you to join our Conference Call and Webcast on August 13, 2012 at 11:00 AM Eastern Standard Time.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay will be available until August 21, 2012 at 11:59 PM ET by calling 1-855-859-2056 and entering the passcode 12908794.

To view and listen to the webcast please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1009437/1090657

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 995,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Brian Skanderbeg, P.Geo., Vice President, Exploration, and Peter Longo, P.Eng., Vice President, Operations, Qualified Persons, have reviewed the contents of this news release for accuracy.

Footnotes

(1)Cash flow from operations before net changes in non-cash operating working capital is a non-IFRS performance measure.  For an explanation of non-IFRS performance measures, refer to the "Non-IFRS Performance Measures" section of the Company's MD&A.

(2)Cash operating cost per ounce of gold is a non-IFRS performance measure.  For an explanation of non-IFRS performance measures refer to the "Non-IFRS Performance Measures" section of the Company's MD&A.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in this news release.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release, being August 13, 2012 and, accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

A copy of Claude's second quarter 2012 Management's Discussion and Analysis and financial statements and notes can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:30e 13-AUG-12